Imperial Metals | Second Quarter Report June 30, 2010



2010 SECOND QUARTER REPORT

TO OUR SHAREHOLDERS

Imperial's comparative financial results for the three and six months ended June 30, 2010 and June 30, 2009 are summarized below and discussed in detail in the Management's Discussion and Analysis.

	Three Months Ended June 30		Six Months Ended June 30	
(unaudited) in thousands except per share amounts	2010	2009	2010	2009
Revenues	$53,528	$48,897	$122,899	$83,795
Operating Income	$5,372	$856	$7,311	$3,449
Net Income (Loss)	$12,956	$(6,562)	$10,467	$(13,900)
Net Income (Loss) Per Share	$0.36	$(0.20)	$0.29	$(0.43)
Adjusted Net Income [1]	$1,175	$2,575	$8,027	$13,856
Adjusted Net Income Per Share [1]	$0.03	$0.09	$0.23	$0.43
Cash Flow [1]	$7,971	$15,484	$18,030	$20,171
Cash Flow Per Share [1]	$0.22	$0.48	$0.51	$0.62

Revenues were $53.5 million in the June 2010 quarter compared to $48.9 million in the 2009 quarter. There were two concentrate shipments from Mount Polley in both the 2010 and 2009 second quarters ending June 30. The copper price dropped during the June 2010 quarter resulting in a negative revenue adjustment of $11.3 million, while increasing prices during the 2009 quarter resulted in a positive adjustment of $6.1 million.

Operating income for the three months ended June 2010 increased to $5.4 million from $0.9 million in the June 2009 period due to a recovery of share based compensation expense and lower foreign exchange losses.

The Company recorded net income of $13.0 million in the June 2010 quarter compared to net loss of $6.6 million in the 2009 quarter. Derivative instrument gains in the current quarter compared to losses in the prior year had a major impact on the net income. Adjusted net income in the quarter was $1.2 million or $0.03 per share, versus $2.6 million or $0.09 per share in the June 2009 quarter. Adjusted net income is calculated by removing the unrealized gains and losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging and removing the unrealized share based compensation expense, net of taxes. Adjusted net income is not a term recognized under generally accepted accounting principles however it does show the current quarter financial results excluding the effect of items not settling in the current quarter.

Gains on derivative instruments were $11.1 million in the June 2010 quarter compared to losses of $9.2 million in the June 2009 quarter including unrealized net gains on copper and currency derivatives of $12.1 million in the June quarter compared to unrealized losses of $13.9 million in the June 2009 quarter when copper prices increased significantly. The Company realized losses of $1.0 million on copper and currency derivatives in the June 2010 quarter compared to gains of $4.7 million in the 2009 quarter when copper prices were recovering from the lows of 2008.

[1] Adjusted Net Income, Adjusted Net Income Per Share, Cash Flow and Cash Flow Per Share are measures used by the Company to evaluate its performance; however, they are not terms recognized under generally accepted accounting principles. Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future quarters as described in further detail in the Management's Discussion and Analysis under the heading Adjusted Net Income. Cash Flow is defined as cash flow from operations before net change in working capital balances. Adjusted Net Income and Cash Flow Per Share are the same measures divided by the weighted average number of common shares outstanding during the quarter.

The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.





Cash flow decreased to $8.0 million in the June 2010 quarter compared to $15.5 million in the 2009 quarter. The $7.5 million decrease is primarily the result of decreased operating margins at the Huckleberry mine, realized losses on derivative instruments in 2010 compared to realized gains in 2009, and increased general and administration costs.

Capital expenditures increased to $12.0 million from $6.0 million in the comparative 2009 quarter. Expenditures in the June 2010 quarter were financed from cash flow from the Mount Polley and Huckleberry mines. At June 30, 2010 the Company had $25.9 million in cash and cash equivalents.

During the June 2010 quarter the Company did not purchase any common shares for cancellation.

Mount Polley Mine

Production	Six Months Ended June 30	
(unaudited)	2010	2009
Ore milled (tonnes)	3,868,170	3,456,269
Ore milled per calendar day (tonnes)	21,371	19,095
Grade % - Copper	0.323	0.393
Grade g/t - Gold	0.300	0.309
Recovery % – Copper	63.4	57.19
Recovery % – Gold	67.5	66.04
Copper produced (lbs)	17,442,703	17,135,481
Gold produced (oz)	25,160	22,667
Silver produced (oz)	83,289	114,511

Mill throughput averaged 22,460 tonnes per day during the second quarter, which is a record quarterly average throughput for the Mount Polley concentrator.

Copper production for the 2010 six month period increased slightly to 17.4 million pounds compared to 17.1 million pounds in the same period in 2009. Gold production benefited from increased throughput totaling 25,160 troy ounces, an increase from 22,667 troy ounces in the first half of 2009.

In the second quarter, exploration at Mount Polley had two diamond drills in operation. Work continued on an underground ramp to provide access to more fully explore and to test mine higher grade mineralization in the Boundary zone. Exploration expenditures at Mount Polley were $1.5 million in the June 2010 quarter compared to $1.4 million in the June 2009 quarter.

The wholly owned Mount Polley open pit copper/gold mine is located 56 kilometres northeast of Williams Lake, British Columbia.

Huckleberry Mine

Production	Six Months Ended June 30	
(100% - Imperial owns 50%) *(unaudited)*	2010	2009
Ore milled (tonnes)	2,805,400	3,007,400
Ore milled per calendar day (tonnes)	15,500	16,616
Grade (%) – Copper	0.382	0.359
Grade (%) – Molybdenum	0.008	0.006
Recovery (%) – Copper	91.3	90.8
Copper produced (lbs)	21,564,000	21,622,000
Gold produced (oz)	1,536	1,667
Silver produced (oz)	96,269	127,785
Molybdenum produced (lbs)	58,958	10,227

Copper production for the 2010 six month period was down slightly to 21.5 million pounds compared to 21.6 million pounds in the 2009 six month period.

A diamond drill program is underway to further test the Main zone mineralization.

Imperial owns 50% of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia.

Red Chris

Exploration and development expenditures at Red Chris were $4.5 million in the June 2010 quarter compared to $0.4 million in the June 2009 quarter due to the increase in the number of drills on the property, and ramped up development work.

Exploration continued at Red Chris with five diamond drills in operation, testing the deposit beneath the (2004) open pit design to a depth of approximately one kilometre.

The Red Chris copper/gold property in northwest British Columbia is 80 kilometres south of Dease Lake and 18 kilometres southeast of the village of Iskut.

Sterling

Since mid-February 2010 the 144 zone has been investigated with underground development and sampling. Approximately 600 feet of underground development has been completed to date, of which approximately 343 feet is in the 144 zone mineralization. Information from the rib and face sampling will be used to upgrade the resource estimate. The material excavated from the 144 zone will also provide additional samples for metallurgical testing.

The Sterling gold property is located 115 miles northwest of Las Vegas, Nevada.

Catface

The 2010 diamond drill program at the Catface copper/molybdenum property commenced in late May. The first drill hole, which tested the copper/molybdenum mineralization of the Cliff zone in a north-south direction, was completed during the second quarter. Drilling continues with a total of six or seven holes planned to test the Cliff and Irishman Creek zones.

The Catface property is located on Catface Peninsula on the west coast of Vancouver Island, west of Port Alberni, British Columbia.

Ruddock Creek

The 2010 exploration program at Ruddock Creek commenced in early July following the signing of a Memorandum of Understanding with Itochu Corporation and Mitsui Mining and Smelting Co. Ltd., whereby Itochu/Mitsui may earn up to a 50% interest in the property by providing $20 million in exploration and development funding over three years. The surface exploration program includes construction of access roads to the Creek zone and surface diamond drilling to expand on the known zinc/lead mineralization in this area. The initial underground exploration program consists of de-watering the existing development and extending the decline an additional 400 metres to provide access for diamond drilling to extend the E zone to depth.

The Ruddock Creek zinc/lead property is located in the Scrip Range of the Monashee Mountains in southeast British Columbia, approximately 155 kilometres northeast of Kamloops.

Outlook

Operations continue to be strong with excellent throughput achieved from the concentrator at Mount Polley.

Copper prices, which dipped in the second quarter, have rebounded significantly and cash flow from operations is funding extensive exploration programs at Red Chris, Mount Polley, Sterling and Catface.

The mine development schedule of Red Chris is being planned to match the schedule for the construction of the Northwest Transmission Line (an extension to the BC Hydro grid to serve the northwestern corner of British Columbia). The Company anticipates being the first customer to connect to the Northwest Transmission Line.



Brian Kynoch
President

MANAGEMENT'S DISCUSSION & ANALYSIS

Forward Looking Statements

This Management's Discussion and Analysis is a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 9, 2010. Except for statements of fact relating to the Company, certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" in the Management's Discussion and Analysis for the year ended December 31, 2009. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Overview

Revenues were $53.5 million in the three months ending June 30, 2010 compared to $48.9 million in the comparative 2009 quarter. The increase is the result of higher copper prices on slightly lower sales volumes.

Copper prices were significantly higher in the June 2010 quarter than in the June 2009 quarter, the London Metals Exchange cash settlement copper price averaged US$3.19/lb compared to US$2.12/lb in 2009 or about 51% higher. The US Dollar strengthened against the CDN Dollar during the three months ending June 30, 2010 with the US Dollar ending the quarter stronger against the CDN Dollar. The price of copper averaged CDN$3.28/lb in the June 2010 quarter, about 33% higher than the average of CDN$2.48/lb in the June 2009 quarter. In US$ terms the average copper price in the June 2010 quarter was about 6% higher than in the December 2009 quarter.

Revenue in the second quarter of 2010 was reduced by negative revenue revaluations of $11.3 million compared to increased revenue due to positive revenue revaluations of $6.1 million in the June 30, 2009 quarter. The revaluation of accounts receivable include the revenue changes resulting from shipments settling in the current quarter that were recorded as sales in prior quarters and for shipments sold in the current quarter that will settle in future quarters. Negative revenue revaluations are the result of the copper price on the settlement date and/or at the current quarter balance sheet date being lower than when the revenue was initially recorded or the copper price at the last balance sheet date.

Operating income in the June 2010 quarter increased to $5.4 million from $0.9 million in the 2009 quarter primarily due to a recovery of share based compensation expense of $3.1 million in the current quarter compared to nil expense in the 2009 comparative quarter. Refer to Note 5 Share Based Compensation in the Consolidated Financial Statements.

Net income for the three months ended June 30, 2010 was $13.0 million ($0.36 per share) compared to a net loss of $6.6 million ($0.20 per share) in the comparative 2009 quarter. Although operating revenues increased by $4.6 million from 2009 to 2010, the $19.5 million increase in net income was primarily due to a $20.3 million swing in gains on derivative instruments which went from a loss in 2009 to a gain in 2010. The balance of the change is due higher mine operating margins, higher general and administration expense, lower share based compensation expense, and higher foreign exchange gains.

Adjusted net income in the three months ended June 30, 2010 was $1.2 million ($0.03 per share) compared to $2.6 million ($0.09 per share) in the June 30, 2009 quarter. Adjusted net income is calculated by removing the gains or losses, net of related income taxes, resulting from mark to market revaluation of copper and foreign exchange hedging not related to the current quarter, removing the unrealized share based compensation expense, net of taxes and other items, net of taxes, as further detailed on the following table.

Calculation of Adjusted Net Income	Three Months Ended June 30		Six Months Ended June 30	
[expressed in thousands of dollars, except share amounts]	2010	2009	2010	2009
Net income (loss) as reported	$12,956	$(6,562)	$10,467	$(13,900)
Unrealized (income) loss on derivative instruments, net of tax (a)	(8,645)	9,319	(8,973)	27,756
Unrealized share based compensation expense (recovery) (b)	(3,136)	-	6,533	-
Adjusted Net Income (c)	$1,175	$2,575	$8,027	$13,856
Adjusted Net Income Per Share (c)	$0.03	$0.09	$0.23	$0.43

(a) Derivative financial instruments are recorded at fair value on the balance sheet, with changes in the fair value, net of taxes, flowing through net income. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying copper and foreign exchange hedged.

(b) Effective with the June 30, 2007 quarter until May 19, 2010, the Company's employee stock option plan provided for a cash payment option. Accordingly, the intrinsic value of the outstanding vested options was recorded as a liability on the Company's balance sheet and quarterly changes in the intrinsic value, net of taxes, flow through net income during this quarter. No tax recovery is recorded effective December 31, 2009 due to changes in legislation regarding the expected deductibility of this expense. As further described under the heading Share Based Compensation Expense, the Company changed its method of accounting for share based compensation in the June 2010 quarter.

(c) Adjusted net income and adjusted net income per share are not terms recognized under generally accepted accounting principles however it does show the current year's financial results excluding the effect of items not settling in the current year. The Company believes these measures are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Cash flow decreased to $8.0 million in the June 2010 quarter compared to $15.5 million in the 2009 quarter. The $7.5 million decrease is primarily the result of decreased operating margins at the Huckleberry mine, realized losses on derivative instruments in 2010 compared to realized gains in 2009, and increased general and administration costs. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in non-cash working capital balances. The Company believes cash flow is useful to investors and it is one of the measures used by management to assess the financial performance of the Company.

Capital expenditures in the June 2010 quarter were $12.0 million, up from $6.0 million in the June 2009 quarter. Increasing cash flow from operations was reinvested in exploration and development of the Company's mineral properties.

Expenditures in both the June 2010 and 2009 quarters were primarily financed by cash flow from the Mount Polley and Huckleberry mines. At June 30, 2010 the Company had $25.9 million (December 31, 2009-$23.9 million) in cash and cash equivalents.

Derivative Instruments

In the six month quarter ending June 30, 2010 the Company has not hedged gold or silver, only copper and the CDN/US Dollar exchange rate. During the current quarter the Company recorded $11.1 million in gains on derivative instruments compared to losses of $9.2 million in the comparative 2009 quarter. Included therein were losses on currency derivatives of $0.1 million in the June 2010 quarter compared to losses of $0.9 million in the 2009 quarter. These gains and losses result from the mark to market valuation of the derivative instruments based on changes in the price of copper and the CDN/US Dollar exchange rate. The Company does not use hedge accounting therefore accounting rules require that derivative instruments be recorded at fair value on each balance sheet date, with the adjustment resulting from the revaluation being charged to the statement of income as a gain or loss.

The Company utilizes a variety of instruments for hedging including the purchase of puts, forward sales and the use of min/max zero cost collars. Imperial's income or loss from derivative instruments may be very volatile from quarter to quarter as a result of changes in the copper price and exchange rates compared to the copper price and exchange rate at the time when these contracts were entered into and the type and length of time to maturity of the contracts.

Hedges for Huckleberry include puts and forward sales extending out to the second quarter of 2011. In conjunction with the extension of the Huckleberry mine life announced in June 2009, Huckleberry entered into hedges to cover a large portion of the anticipated production from the extended mine life. These hedges were a combination of puts, forwards and calls on copper and forward sales contracts on the CDN/US Dollar exchange rate.

At June 30, 2010 the Company has net unrealized gains of $2.6 million on its derivative instruments. This represents an increase in fair value of the derivative instruments from the dates of purchase to June 30, 2010 due to the change in the price of copper from date of purchase and the change in CDN/US Dollar exchange rate.

The Company has granted security to certain hedge counterparties to cover potential losses in excess of the credit facilities granted by the counterparties. At June 30, 2010 the Company had $5.3 million on deposit with counterparties.

Share Based Compensation Expense

From June 13, 2007 until May 18, 2010 all option holders had the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. This option balanced the need for a long term compensation program to retain employees and the concerns of shareholders regarding the dilution caused by the exercise of stock options. During the quarter ending May 18, 2010, generally accepted accounting principles required a liability and related expense to be recorded for the intrinsic value of the stock options. Payments made to option holders by the Company prior to March 5, 2010 were deductible for income tax purposes. The liability associated with the Company's stock options were revalued quarterly to reflect changes in the market price of the Company's common shares and the vesting of additional stock options. The net change, net of taxes, was recognized in net income for the quarter.

Changes to tax legislation in March 2010 quarter for the deductibility of option payments will impact the option holders exercise method, therefore removing all associated tax benefits to the Company related to share based compensation expense.

On May 19, 2010 the shareholders of the Company approved an amendment to the Company's outstanding Share Option Plans removing the right of all option holders, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in the transfer of the liability that was recorded for the intrinsic value of the stock options to contributed surplus. The intrinsic value of the options outstanding at May 19, 2010 set the basis for the future share based compensation expense for any unvested options outstanding at that date.

Options granted after May 19, 2010 will use the Black-Scholes option pricing model, which estimate the fair value of the share options issued on the date that the options are granted.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

Due to the change in the method of accounting for the options, the share based compensation expense is not directly comparable between quarters. As a result of a decline in the Company's share price from March 31, 2010 to May 19, 2010 the Company recorded a $3.1 million recovery of share based compensation expense for the June 30, 2010 quarter compared to nil expense in the 2009 comparative quarter when all options were out-of-the-money.

Developments During the June 2010 Quarter

Mount Polley

Mount Polley mine produced 9.5 million pounds copper, 12,390 ounces gold and 50,764 ounces silver in the June 2010 quarter, compared to 7.9 million pounds copper, 12,769 ounces gold and 32,524 ounces silver in the March 2010 quarter. Mill throughput averaged 22,450 tonnes per day for the June 2010 quarter compared to 20,270 in the March 2010 quarter.

In the June 2010 quarter the Company reported reserve and resource estimates incorporating mining from the Southeast, C2, Pond, Boundary and Springer pits. The reserve as of January 1, 2010 contains 284 million pounds copper and 367,000 ounces gold, providing a mine life to the fourth quarter of 2015.

The exploration program is utilizing two drills focused on a number of exploration targets. Underground development to access the Boundary zone was initiated from a portal in the Wight Pit late in the quarter.

Exploration expenditures at Mount Polley were $1.5 million in the June 2010 quarter compared to $1.4 million in the June 2009 quarter.

Huckleberry

Copper production was up in the June 2010 quarter to 11.2 million pounds compared to 10.3 million pounds in the March 2010 quarter.

During the quarter Huckleberry also updated its reserves for the Main Zone Extension (Saddle Expansion) extending the mine life to July 2012. Investigation continues to determine the feasibility of removing tailings and waste from the Main zone pit and mining a part of the large resource located below it.

The financial results of Huckleberry continue to have a significant impact on Imperial's results. Imperial's share of Huckleberry's income was $6.1 million in the June 2010 quarter compared to losses of $4.7 million in June 2009 quarter. Huckleberry's income increased primarily due to gains on derivative instruments in 2010 versus losses in 2009.

Notes 4 and 13 to the unaudited consolidated financial statements of the Company for the six months ended June 30, 2010 discloses information on the impact of Huckleberry operations on the financial position and results of operations of Imperial.

Red Chris

During the second quarter, five drills were in operation at Red Chris. Drilling continues to extend the boundaries of the deposit and focus on delineation of the Red Chris mineralized system to at least 1,000 metres below surface, with some holes testing to 1,500 metres.

The Red Chris updated mineral resource estimate added 1.29 billion pounds copper and 2.73 million ounces gold to measured and indicated resources, and 1.37 billion pounds copper and 2.54 million ounces gold to the inferred resources, at a 0.3% copper cut-off grade. The mineral resource is estimated at 3.71 billion pounds copper and 5.56 million ounces gold of measured and indicated resources, and 2.39 billion pounds copper and 3.79 million ounces gold of inferred resources at a 0.3% copper cut-off grade.

Mines Act permitting through the Northwest Mine Development Review Committee is underway. Phase one of the geotechnical and condemnation drilling in the tailings impoundment areas was completed in the June 2010 quarter.

Exploration and development expenditures at Red Chris were $4.5 million in the June 2010 quarter compared to $0.4 million in the June 2009 quarter.

Sterling

Since mid-February 2010 the 144 zone has been investigated with underground development and sampling. Approximately 600 feet of underground development has been completed to date, of which approximately 343 feet is in the 144 zone mineralization. Information from the rib and face sampling will be used to upgrade the resource estimate. The material excavated from the 144 zone will also provide additional samples for metallurgical testing.

Exploration expenditures at Sterling were $0.2 million in the June 2010 quarter compared to $0.6 million in the June 2009 quarter.

Catface

The 2010 diamond drill program at the Catface copper/molybdenum property commenced in late May. The first drill hole, which tested the copper/molybdenum mineralization of the Cliff zone in a north-south direction, was completed during the second quarter. Drilling continues with a total of six or seven holes planned to test the Cliff and Irishman Creek zones.

Exploration expenditures at Catface were $0.3 million in the June 2010 quarter. Catface was acquired in November 2009 following the merger with Selkirk Metals Corp.

Ruddock Creek

The 2010 exploration program at Ruddock Creek commenced in early July following the signing of a Memorandum of Understanding with Itochu Corporation and Mitsui Mining and Smelting Co. Ltd., whereby Itochu/Mitsui may earn up to a 50% interest in the property by providing $20 million in exploration and development funding over three years. The surface exploration program includes construction of access roads to the Creek zone and surface diamond drilling to expand on the known zinc/lead mineralization in this area. The initial underground exploration program consists of de-watering the existing development and extending the decline an additional 400 metres to provide access for diamond drilling to extend the E zone to depth.

Critical Accounting Policies and Estimates

Until May 18, 2010 share based compensation was accounted for using the intrinsic value method. Under this method the Company accrues a liability for stock options based on the excess of the market price of the Company's common shares over the exercise price. Commencing May 19, 2010 the Company uses the Black-Scholes option pricing model to fair value new option grants.

Other than the aforementioned, the critical accounting policies adopted by the Company and used in preparation of its consolidated financial statements have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2009.

FUTURE ACCOUNTING CHANGES

(a) In February 2008 the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") for financial quarters beginning on and after January 1, 2011. Accordingly, the Company will be required to present its financial statements in accordance with IFRS for its fiscal year beginning January 1, 2011, including 2010 IFRS compliant comparative financial results.

In the first quarter of 2009, the Company appointed a project manager to lead the conversion to IFRS. It retained its auditors to assist its finance team in completing a diagnostic review of the significant differences between IFRS and Canadian GAAP. In the second quarter of 2009, the completed IFRS scoping and impact assessment analysis was reported to the Audit Committee and Board of Directors. In the third and fourth quarters of 2009, a detailed analysis of the major financial statement impact areas was completed and those financial impacts presented to the Audit Committee and Board of Directors by quantifying the income statement and balance sheet changes under IFRS and comparing the amounts to those under GAAP. The major financial impact areas identified for the Company are:

1. Property plant and equipment
2. Impairment testing
3. Contingent liabilities, particularly asset retirement obligations
4. Stock based compensation
5. Interest in joint ventures

The Company has worked closely with the Huckleberry mine financial team to coordinate and understand their election choices under IFRS 1 (the transition standard), as well as the areas of impact in their financial statements.

In the second quarter of 2010 the Company completed accounting position papers, refined the financial numbers impacted by IFRS, met with auditors to review its worksheets and documents, and is preparing for an audit of its opening IFRS balance sheet which is expected to be completed in the third quarter of 2010.

In the third quarter of 2010 it is the Company's plan to prepare and audit its proposed March 31, 2011 IFRS compliant note disclosures. The Company's December 31, 2010 IFRS Balance Sheet and Income Statement is expected to be audited concurrently with the Company's annual audit under GAAP.

The Company reviewed the impact of IFRS to its information systems, processes and internal controls as a result of the major financial impact areas identified above. Although not significant, changes will be required and will be formally established in 2010. The Company will also review its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The exemption and accounting policy choices provided under IFRS 1 were presented to the Board in 2009 along with management's recommendations.

Many IFRS standards are currently under review with the International Accounting Standards Board, and therefore other financial impacts are expected before transition in 2011. Those pronouncements are being monitored by the Company. It is expected that the financial statement and MD&A disclosure requirements under IFRS will have a significant impact on the Company's reporting. A detailed review of disclosures will be addressed in 2010.

(b) In January 2009, the Canadian Institute of Chartered Accountants ("CICA") issued Section 1582 – Business Combinations, which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests, which replace Section 1600 – Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED JUNE 30, 2010
COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2009

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the three months ended June 30, 2010 and the audited consolidated financial statements for the year ended December 31, 2009.

Financial Results

Overview

Revenues increased to $53.5 million for the three months ended June 30, 2010 from $48.9 million in the three months ended June 30, 2009 on higher copper prices and slightly lower sales volumes. Revenue in the quarter was reduced by $11.3 million for negative revenue revaluations compared to positive revenue revaluations of $6.1 million in the June 2009 quarter.

Net income for the three months ended June 30, 2010 was $13.0 million ($0.36 per share) compared to a net loss of $6.6 million ($0.20 per share) in the comparative 2009 quarter. Although operating revenues increased by $4.6 million from 2009 to 2010, the $19.5 million increase in net income was primarily due to a $20.3 million swing in gains on derivative instruments which went from a loss in 2009 to a gain in 2010. The balance of the change is due higher mine operating margins, higher general and administration expense, lower share based compensation expense, and higher foreign exchange gains.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. Income from operations from the Mount Polley mine was $3.3 million in the June 2010 quarter compared to $1.6 million in the 2009 quarter. Imperial's share of Huckleberry's income from operations was $0.9 million in the June 2010 quarter versus $1.3 million in the comparative 2009 quarter.

Imperial recorded a total of $11.1 million in realized and unrealized gains on derivative instruments in the June 2010 quarter compared to a total of $9.2 million in realized and unrealized losses on derivative instruments in the June 2009 quarter. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper and the CDN/US Dollar.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $43.4 million in the June 2010 quarter comprised of $30.7 million from Mount Polley and $12.7 million representing the Company's 50% share of Huckleberry. This compares to $36.4 million in 2009 quarter, comprised of $25.7 million from Mount Polley and $10.7 million from Huckleberry. Mount Polley sales volumes increased in 2010 compared to 2009 while Huckleberry sales volumes decreased. Total costs were higher on slightly lower sales volumes due to higher mine operating costs.

Mineral Property Holding Costs

Mineral property holdings costs increased to $0.5 million in the June 2010 quarter compared to $0.2 million in the comparative June 2009 quarter primarily due to higher costs at Sterling.

Depletion and Depreciation

Depletion and depreciation increased marginally to $6.4 million in the June 2010 quarter from $6.2 million in the 2009 quarter.

General and Administration

General and administration expense increased to $1.4 million in the June 2010 quarter from $0.5 million in 2009 quarter due to additional staff and related administration costs required to support the Company's expanded activities.

Share Based Compensation

Recovery of share based compensation expense was $3.1 million in the June 2010 quarter compared to nil in the June 2009 quarter. The change in method of accounting for share based compensation expense described earlier under the heading Share Based Compensation Expense impacted the June 30, 1010 quarter amount and comparison with prior quarters. The large increase in the Company's share price in the latter part of 2009 and into 2010 resulted in options being in-the-money at those dates. See Note 5 to the unaudited consolidated financial statements for further details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased in the June 2010 quarter to under $0.1 million from $0.2 million in the 2009 comparative quarter. The decrease was due to the reduction of long term debt in the 2010 quarter over the 2009 quarter as the convertible debentures were converted into common shares in the March 2010 quarter.

Other Interest Expense

Other interest expense remained steady in both quarters at under $0.1 million.

Interest Accretion on Long Term Debt

Interest accretion decreased to nil in the June 2010 quarter compared to $0.3 million due to the conversion of the convertible debentures in the March 2010 quarter.

Foreign Exchange Loss

The average CDN/US Dollar exchange rate of 1.028 in the June 2010 quarter was significantly lower than the June 2009 quarter average of 1.167. During the June 2010 quarter the CDN/US Dollar exchange rate was on a increasing trend going from 1.016 to 1.061 resulting in a $0.8 million foreign exchange gain being recorded in the June 2010 quarter. Foreign exchange losses of $3.9 million were recorded in the June 2009 quarter as the CDN/US Dollar exchange rate was on a decreasing trend going from 1.260 to 1.163. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on debt. These net US Dollar asset and liability balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

From time to time the Company enters into hedge contracts for the sale of copper and CDN/US Dollar exchange rate to protect the Company's cash flow against a decline in the price of copper and the CDN/US Dollar. The Company's contracts do not qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from prior quarters resulted in a gain of $11.1 million during the three months ended June 30, 2010 compared to a loss of $9.2 million in the June 2009 quarter. The unrealized net gains on the hedge contracts outstanding at June 30, 2010 totaled $2.6 million. The ultimate gain or loss on these contracts will be determined by the copper prices and CDN/US Dollar exchange rate in the quarters when these contracts settle.

Income and Mining Taxes

Income and mining taxes were $3.5 million in the June 2010 quarter compared to a $1.7 million recovery in the June 2009 quarter. Changes in tax legislation in the June 2010 quarter resulted in no tax recovery being recorded on the unrealized share based compensation expense and this reduced the expected tax recovery and increased the effective tax rate. Refer to Note 9 of unaudited consolidated financial statements of the Company for the three months ended June 30, 2010 for further details on the current and future tax expense. A total of $0.2 million expense was recorded for mineral taxes payable to the Province of British Columbia in the June 2010 quarter compared to $0.2 million in the June 2009 quarter.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2009.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, equity attributable to common shareholders, comprised of share capital, contributed surplus and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Liquidity & Capital Resources

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent.

The Company's credit risk has not changed significantly since December 31, 2009.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $12.0 million revolving loan facility with a financial institution. The $12.0 million loan facility is due on demand. At June 30, 2010 the cash balance of the Company, excluding Huckleberry, was $0.7 million.

While the Company does not have immediate access to its share of Huckleberry cash, it does receive cash distributions via dividends when declared by Huckleberry's board of directors. On April 30, 2010 the Company received a $5.0 million dividend from Huckleberry.

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2009. An increase in the price of copper from the levels at December 31, 2009, partially reduced by the decline in the US Dollar/CDN Dollar exchange rate, have improved operating margins and cash flow from the December 2009 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short and long term debt.

Cash Flow

The Company recorded net income of $13.0 million in the three months ended June 30, 2010 compared to net loss of $6.6 million in the June 2009 quarter. Cash flow was $8.0 million in the June 2010 quarter compared to cash flow of $15.5 million in the comparative quarter. The $7.5 million decrease is primarily the result of decreased operating margins at the Huckleberry mine, realized losses on derivative instruments in 2010 compared to gains in 2009, and increased general and administration costs. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2010 the Company had working capital, defined as current assets less current liabilities, of $57.8 million, an increase of $29.7 million from working capital of $28.1 million at December 31, 2009. The June 30, 2010 working capital position reflects the conversion of the convertible debentures in March 2010, reduced derivative instrument liabilities, and reduced share based compensation liability.

During the June 30, 2010 quarter the Company received $3.5 million in proceeds on the exercise of stock options compared to nil in the 2009 quarter.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $12.0 million in the June 2010 quarter compared to $6.0 million in the comparative 2009 quarter.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $6.5 million in the June 2010 quarter compared to $3.5 million in the June 2009 quarter. Expenditures of $4.6 million in the June 2010 quarter at Mount Polley included capital to maintain and expand productive capacity. Expenditures at Huckleberry in the June 2010 quarter were $0.8 million for ongoing capital programs. The June 2009 quarter expenditures at Mount Polley included $0.2 million for stripping the Southeast pit and other expenditures for ongoing capital. The June 2009 quarter expenditures at Huckleberry were $1.8 million for an excavator and ongoing capital projects. Capital expenditures in 2010 and 2009 were financed from cash flow from operations. Development expenditures at Red Chris totaled $1.0 million in the June 2010 quarter compared to $0.1 million in the June 2009 quarter.

Exploration expenditures were $5.6 million in the June 2010 quarter compared to $2.5 million in the June 2009 quarter. In the June 2010 quarter Mount Polley exploration drilling was $1.5 million, Red Chris drilling was $3.5 million, underground exploration work at Sterling was $0.2 million, and exploration work at Catface was $0.3 million. In the June 2009 quarter Mount Polley exploration drilling was $1.4 million, Red Chris drilling was $0.3 million and underground exploration work at Sterling was $0.6 million.

RESULTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010
COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2009

This review of the results of operations should be read in conjunction with the unaudited consolidated financial statements of the Company for the six months ended June 30, 2010 and the audited consolidated financial statements for the year ended December 31, 2009.

Financial Results

Overview

Revenues increased to $123.0 million for the six months ended June 30, 2010 from $83.8 million in the six months ended June 30, 2009 on higher copper prices and higher sales volumes. Revenue in the 2010 period was reduced by $9.3 million for negative revenue revaluations compared to positive revenue revaluations of $16.0 million in the 2009 period.

In the six months ended June 30, 2010 Imperial recorded net income of $10.5 million ($0.29 per share) compared to a net loss of $13.9 million ($0.43 per share) in the comparative period. The increase in net income for the period is due primarily to a $31.4 million swing in gains on derivative instruments which went from a loss of $21.4 million in the 2009 period to a gain of $10.0 million in the 2010 period. The balance of the change in net income is due to higher mine operating margins, higher share based compensation expense, higher general administrative costs and higher foreign exchange gains.

The financial results of the Company are closely tied to the profitability of the Mount Polley and Huckleberry mines. Income from operations from the Mount Polley mine was $9.8 million in the June 2010 period compared to $2.2 million in the 2009 period. Imperial's share of Huckleberry's income from operations was $8.9 million in the June 2010 period versus $4.6 million in the comparative 2009 period.

Imperial recorded a total of $10.0 million in realized and unrealized gains on derivative instruments in the June 2010 period compared to a total of $21.4 million in realized and unrealized losses on derivative instruments in the June 2009 period. These derivative instruments were put in place to provide cash flow protection against declines in the price of copper and the CDN/US Dollar.

Mineral Production and Transportation Costs

Mineral production and transportation costs were $91.2 million in the June 2010 period comprised of $65.6 million from Mount Polley and $25.6 million representing the Company's 50% share of Huckleberry. This compares to $63.4 million in 2009 period comprised of $43.4 million from Mount Polley and $20.0 million from Huckleberry. Overall shipment volumes increased in 2010 compared to 2009 and therefore total costs were higher due to increased sales volumes and higher mine operating costs.

Mineral Property Holding Costs

Mineral property holdings costs were $0.9 million in the 2010 period compared to $0.5 million in the 2009 period primarily due to higher costs at Sterling.

Depletion and Depreciation

Depletion and depreciation increased to $12.4 million in the June 2010 period from $10.8 million in the 2009 period due to higher sales volumes and a higher depletion and depreciation base in the current period.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $21.7 million in the June 2010 period compared to $10.5 million in the comparative 2009 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $13.1 million in the June 2010 period compared to $6.5 million in the June 2009 period. The June 2010 period expenditures at Mount Polley included $9.2 million for ongoing capital to maintain and extend productive capacity. The June 2010 period expenditures at Huckleberry were $1.4 million for ongoing capital projects. Capital expenditures in 2010 and 2009 were financed from cash flow from operations except for one mobile mining unit that was financed with long term debt. Development expenditures at Red Chris totaled $2.4 million in the June 2010 period compared to $0.2 million in the June 2009 period.

Exploration expenditures were $8.6 million in the June 2010 period compared to $4.0 million in the June 2009 period. In the June 2010 period Mount Polley exploration drilling was $2.6 million, Red Chris drilling was $4.9 million and underground exploration work at Sterling was $0.5 million and $0.5 million for exploration work at Catface. In the June 2009 period Mount Polley exploration drilling was $2.4 million, Red Chris drilling was $0.5 million and underground exploration work at Sterling was $0.9 million.

General and Administration

General and administration expense increased to $2.5 million in the June 2010 period from $1.2 million in 2009 period due to additional staff and related administration costs required to support the Company's expanded activities.

Share Based Compensation

Share based compensation expense was $7.7 million in the June 2010 period compared to nil in the June 2009 period. The change in method of accounting for share based compensation expense described earlier under the heading Share Based Compensation Expense impacted the June 30, 1010 period amount and comparison with prior periods. The large increase in the Company's share price in the latter part of 2009 and into 2010 resulted in options being in-the-money at those dates. See Note 5 to the unaudited consolidated financial statements for details.

Interest Expense on Long Term Debt

Interest expense on long term debt decreased in the 2010 period to $0.2 million from $0.5 million in the 2009 comparative period due to a reduction of long term debt as the convertible debentures were converted to common shares in the March 2010 quarter.

Other Interest Expense

Other interest expense increased to $0.2 million in the June 2010 period compared to under $0.1 million in the June 2009 period. The 2010 period included interest and loan fees related primarily to a new $12.0 million revolving bank loan facility put in place in the March 2010 period.

Interest Accretion on Long Term Debt

Interest accretion decreased to $0.2 million in the June 2010 period compared to $0.6 million in the June 2009 period due to the conversion of the convertible debentures in the March 2010 quarter.

Foreign Exchange Loss

The average CDN/US Dollar exchange rate of 1.034 in the June 2010 period was significantly lower than the June 2009 period average of 1.206. During the June 2010 period the CDN/US Dollar exchange rate was on an increasing trend going from 1.047 to 1.061 resulting in a $0.2 million foreign exchange gain being recorded in the June 2010 period. Foreign exchange loss of $2.8 million was recorded in the June 2009 as the exchange rate was on a decreasing trend going from 1.236 to 1.162. These gains and losses are attributable to holding US Dollar denominated cash, accounts receivable and derivative instruments, partially offset by gains on debt. These net US Dollar asset and liability balances are the result of the operations at the Mount Polley and Huckleberry mines.

Losses on Derivative Instruments

From time to time the Company enters into hedge contracts for the sale of copper and CDN/US Dollar exchange rate to protect the Company's cash flow against a decline in the price of copper and the CDN/US Dollar. The Company's contracts do not qualify for hedge accounting and therefore the Company must mark to market the unrealized gains and losses on all its contracts. Changes in valuation of this hedge position and the hedge position carrying over from prior quarters resulted in a gain of $10.0 million during the six months ended June 30, 2010 compared to a loss of $21.4 million in the June 2009 period. The unrealized net gains on the hedge contracts outstanding at June 30, 2010 totaled $2.6 million. The ultimate gain or loss on these contracts will be determined by the copper prices and CDN/US Dollar exchange rate in the periods when these contracts settle.

Income and Mining Taxes

Income and mining taxes were $6.9 million in the June 2010 period compared to a $3.9 million recovery in the June 2009 period. Changes in tax legislation in the June 2010 quarter resulted in no tax recovery being recorded on the unrealized share based compensation expense and this reduced the expected tax recovery and increased the effective tax rate. Refer to Note 9 of unaudited consolidated financial statements of the Company for the six months ended June 30, 2010 for further details on the current and future tax expense. A total of $0.6 million expense was recorded for mineral taxes payable to the Province of British Columbia in the June 2010 period compared to $0.4 million in the June 2009 period.

Capital Risk Management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Company's overall strategy remains unchanged from 2009.

The capital structure of the Company consists of short term debt, credit facilities, including credit facilities with counterparties related to derivative instruments, long term debt, equity attributable to common shareholders, comprised of share capital, contributed surplus and retained earnings.

The Company is in compliance with the debt covenants related to its short term debt, credit facilities with counterparties, and long term debt.

Liquidity & Capital Resources

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, short term investments, accounts receivable, future site reclamation deposits and derivative instruments in the ordinary course of business. The credit risk of cash and cash equivalents, short term investments and future site reclamation deposits is mitigated by placing funds in financial institutions with high credit quality.

The Company sells to a limited number of smelters and traders. These customers are large, well capitalized and credit risk is considered to be minimal. The balance of trade receivables owed to the Company in the ordinary course of business is significant and the Company often utilizes short term debt facilities with customers to reduce the net credit exposure.

The Company enters into derivative instruments with a number of counterparties. The credit risks associated with these counterparties was previously thought to be minimal because of their strong capital base, diversity and multinational operations. However, the bankruptcy of one of the Company's counterparties, Lehman Brothers Commodity Services Inc. in the fourth quarter of 2008 demonstrated that counterparty risk increased at that time. Changes in Government regulations and intervention by Governments in the financial sector since that time have mitigated the risk to some extent. The Company's credit risk has not changed significantly since December 31, 2009.

Liquidity Risk

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its planned capital expenditures. The Company ensures that in addition to cash and cash equivalents and short term investment balances there are sufficient committed credit facilities, including the advance payment facilities noted above, to provide the necessary cash to meet projected cash requirements. The Company's primary sources of credit are short term debt secured by concentrate inventory and a $12.0 million revolving loan facility with a financial institution. The $12.0 million loan facility is due on demand.

At June 30, 2010 the cash balance of the Company, excluding Huckleberry, was $0.7 million.

While the Company does not have immediate access to its share of Huckleberry cash, it does receive cash distributions via dividends when declared by Huckleberry's board of directors. On April 30, 2010 the Company received a $5.0 million dividend from Huckleberry.

The amount of cash currently generated by the Company's operations may not be sufficient to fund projected levels of exploration and development activity and associated overhead costs. The Company may then be dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.

The Company also holds derivative instruments, its investment in Huckleberry, mineral property holdings and marketable securities. While these may be convertible to cash they are not considered when assessing the Company's liquidity as they are part of the risk management program of the Company, long term strategic holdings, or are only convertible to cash over a longer time horizon if realizable values exceed management's assessment of fair value, respectively. Therefore, as part of the Company's planning, budgeting and liquidity analysis process, these items are not relied upon to provide operational liquidity. The Company does not hold any asset backed commercial securities.

The Company's overall liquidity risk has not changed significantly from December 31, 2009. An increase in the price of copper from the levels at December 31, 2009, partially reduced by the decline in the US Dollar/CDN Dollar exchange rate, have improved operating margins and cash flow from the December 2009 quarter. Liquidity risk is also impacted by credit risk should a counterparty default on its payments to the Company.

Currency Risk

Financial instruments that impact the Company's net income and comprehensive income due to currency fluctuations include US dollar denominated cash and cash equivalents, short term investments, accounts receivable, derivative instrument assets and margin deposits, reclamation deposits, accounts payable, derivative instrument liabilities, and short and long term debt.

Cash Flow

The Company recorded net income of $10.5 million in the six months ended June 30, 2010 compared to net loss of $13.9 million in the June 2009 period. Cash flow was $18.0 million in the June 2010 period compared to cash flow of $20.2 million in the comparative period. The $2.2 million decrease is primarily the result of lower realized derivative instrument gains offsetting higher mine operating margins and reduced foreign exchange losses. Cash flow is a measure used by the Company to evaluate its performance, however, it is not a term recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations before the net change in working capital balances.

Working Capital

At June 30, 2010 the Company had working capital, defined as current assets less current liabilities, of $57.8 million, an increase of $29.7 million from working capital of $28.1 million at December 31, 2009. The June 30, 2010 working capital position reflects the conversion of the convertible debentures in March 2010, reduced derivative instrument liabilities, and reduced share based compensation liability.

During the six months ended June 30, 2010 the Company received $4.6 million in proceeds on the exercise of stock options compared to nil in the 2009 period.

Acquisition and Development of Mineral Properties

Acquisition and development of mineral properties totaled $21.7 million in the June 2010 period compared to $10.5 million in the comparative 2009 period.

Capital and development expenditures on Mount Polley, Huckleberry, Sterling and Red Chris were $13.1 million in the June 2010 period compared to $6.5 million in the June 2009 period. Expenditures of $9.2 million in the June 2010 period at Mount Polley included capital to maintain and expand productive capacity including $1.9 million of Pond zone stripping. Expenditures at Huckleberry in the June 2010 period were $1.4 million for ongoing capital programs. The June 2009 period expenditures at Mount Polley included $2.2 million for stripping the Southeast pit and other expenditures for ongoing capital. The June 2009 period expenditures at Huckleberry were $3.7 million for an excavator and ongoing capital projects. Capital expenditures in 2010 and 2009 were financed from cash flow from operations except for one mobile mining unit that was financed by long term debt. Development expenditures at Red Chris totaled $2.4 million in the June 2010 period compared to $0.2 million in the June 2009 period. Capital expenditures at Sterling totaled nil in the 2009 June period compared to $0.4 million in the June 2010 period.

Exploration expenditures were $8.6 million in the June 2010 period compared to $4.0 million in the June 2009 period. In the June 2010 period Mount Polley exploration drilling was $2.6 million, Red Chris drilling was $4.9 million, underground exploration work at Sterling was $0.5 million, and exploration work at Catface was $0.5 million. In the June 2009 period Mount Polley exploration drilling was $2.2 million, Red Chris drilling was $0.5 million and underground exploration work at Sterling was $0.9 million.

Debt and Other Obligations

Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short term investments. The majority of the Company's outstanding borrowings are at floating interest rates. The Company monitors its exposure to interest rates and is comfortable with its current exposure as debt obligations are limited. The Company has not entered into any derivative contracts to manage this risk.

Select use of short term debt during the June 30, 2010 and 2009 periods from purchasers of the Company's concentrate and short term advances from the revolving loan facility provided working capital to meet day to day cash requirements.

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry. The Company currently does not forecast the requirement for any new long term debt or equity financings during the balance of 2010 however long term debt may be utilized when terms are favourable. The Company will continue to utilize short term debt facilities to manage its day to day financing needs.

In the March 2010 quarter the Company entered into a $12.0 million revolving loan facility with a bank to assist with working capital requirements. The facility is due on demand and is subject to maintenance of certain financial covenants.

The Company's convertible debentures were all converted in the March 2010 quarter. They were converted into common shares of the Company at the option of the holder at a conversion price of $8.65 per common share.

The Company had the following contractual obligations as of June 30, 2010:

[expressed in thousands of dollars]	Jul-Dec 2010	2011	2012	2013	2014	Total
Long term debt	$687	$1,222	$588	$25	$ -	$2,521
Short term debt	-	-	-	-	-	$ -
Operating leases	159	324	172	64	58	$777
Capital expenditures and other	-	-	-	-	-	$ -
Mineral properties [1]	399	523	595	655	421	$2,593
Total	$1,245	$2,068	$1,355	$744	$479	$5,891

[1] Mineral property commitments are the estimated payments required to keep the Company's claims or option agreements in good standing. Total is to the year 2014 only.

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand and cash flow generated by Mount Polley and Huckleberry and other debt or equity financings as may be required.

As at June 30, 2010 the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

Other Price Risks

The Company is exposed to equity price risk arising from marketable securities. Marketable securities are classified as held for trading because the Company intends to liquidate the marketable securities when market conditions are conducive to a sale of these securities. The Company was exposed to equity price changes with respect to its share based compensation liabilities to May 19, 2010 however because of changes to the option plans this is no longer the case subsequent to that date. As a result of the change to the Company's option plan, the Company's sensitivity to equity prices has decreased significantly from the prior year.

Fair Value Estimation

The fair value of financial instruments traded in active markets (such as held for trading securities and share based compensation liabilities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price. The quoted market price used for financial liabilities owed by the Company is the current ask price.

The fair value of derivative instrument assets and liabilities are determined by the counterparties using standard valuation techniques for these derivative instruments.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values. Management believes that the carrying value of short and long term debt approximates fair value. Although the interest rates and credit spreads have changed since the long term debt was issued the fixed rate portion of the long term debt is close to maturity, will not be refinanced and therefore the carrying value is not materially different from fair value.

Selected Quarterly Financial Information

				Three Months Ended
Unaudited [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	June 30 2010	March 31 2010	December 31 2009	September 30 2009
Total Revenues	$53,528	$69,371	$63,559	$53,788
Net Income (Loss) – as reported	$12,956	$(2,489)	$(3,403)	$4,544
Depletion adjustment (4)	-	-	-	$(2,423)
Net Income (Loss) – as amended	$12,956	$(2,489)	$(3,403)	$2,121
Income (Loss) per share (1) - as reported	$0.36	$(0.07)	$(0.10)	$0.14
Income (Loss) per share (1) – as amended	$0.36	$(0.07)	$(0.10)	$0.07
Diluted Income (Loss) per share (1) – as reported	$0.35	$(0.07)	$(0.10)	$0.14
Diluted Income (Loss) per share (1) – as amended	$0.35	$(0.07)	$(0.10)	$0.07
Adjusted Net Income (2) – as reported	$1,175	$7,759	$13,857	$9,812
Adjusted Net Income (2) – as amended	$1,175	$7,759	$13,857	$9,812
Adjusted Net Income per share(1) (2) – as reported	$0.03	$0.22	$0.42	$0.31
Adjusted Net Income per share(1) (2) – as amended	$0.03	$0.22	$0.42	$0.31
Cash Flow (3)	$7,971	$10,059	$18,525	$15,856
Cash Flow per share (1) (3)	$0.22	$0.29	$0.57	$0.49
Average LME cash settlement copper price/lb in US$	$3.188	$3.286	$3.011	$2.649
Average US/CDN$ exchange rate	$1.028	$1.040	$1.056	$1.097
Period end US/CDN$ exchange rate	$1.061	$1.016	$1.047	$1.072

				Three Months Ended
Unaudited [expressed in thousands of dollars, except share amounts, copper price and exchange rates]	June 30 2009	March 31 2009	December 31 2008	September 30 2008
Total Revenues	$48,897	$34,898	$(5,405)	$53,642
Net Income (Loss) – as reported	$(6,562)	$(7,338)	$(9,736)	$23,452
Depletion adjustment (4)	$1,429	$994	-	-
Net Income (Loss) – as amended	$(5,133)	$(6,344)	$(9,736)	$23,452
Income (Loss) per share (1) – as reported	$(0.20)	$(0.23)	$(0.30)	$0.72
Income (Loss) per share (1) – as amended	$(0.16)	$(0.20)	$(0.30)	$0.72
Diluted Income (Loss) per share (1) – as reported	$(0.20)	$(0.23)	$(0.30)	$0.72
Diluted Income (Loss) per share (1) – as amended	$(0.16)	$(0.20)	$(0.30)	$0.72
Adjusted Net Income (Loss) (1) (2) – as reported	$2,757	$11,099	$(4,510)	$5,361
Adjusted Net Income (Loss) (1) (2) – as amended	$2,757	$11,099	$(4,510)	$5,361
Adjusted Net Income (Loss) per share (1) (2) – as reported	$0.09	$0.35	$(0.14)	$0.17
Adjusted Net Income (Loss) per share (1) (2) – as amended	$0.09	$0.35	$(0.14)	$0.17
Cash Flow (3)	$15,484	$4,687	$(16,210)	$7,891
Cash Flow per share (1) (3)	$0.48	$0.15	$(0.50)	$0.24
Average LME cash settlement copper price/lb in US$	$2.121	$1.558	$1.787	$3.489
Average US/CDN$ exchange rate	$1.167	$1.245	$1.213	$1.042
Period end US/CDN$ exchange rate	$1.163	$1.260	$1.225	$1.060

(1) The sum of the quarterly net income per share, adjusted net income per share and cash flow per share may not equal the annual total due to timing of share issuances during the year.

(2) Adjusted Net Income is defined as net income adjusted for certain items of a non-operational nature that pertain to future periods as described in further detail under the heading Adjusted Net Income.

(3) Cash flow and cash flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles and are therefore unlikely to be comparable to similar measures used by other companies. Cash flow is defined as cash flow from operations before net change in working capital balances and cash flow per share is the same measure divided by the weighted average number of common shares outstanding during the period.

(4) The September 30, 2009 quarter included a correction to the year to date calculation of depletion on units-of-production assets. This amendment reclassifies the depletion expense, net of tax, that was recorded in the September 2009 quarter to the March and June 2009 quarters.

The Company believes these measures in (2) and (3) are useful to investors because they are included in the measures that are used by management in assessing the financial performance of the Company.

Related Party Transactions

The Company purchases services which are included in mineral production costs from a Company in which a director is an owner. These servies are purchased at normal market rates. Refer to Note 12 to the unaudited consolidated interim financial statements for amounts.

Other

As of August 9, 2010 the Company had 36,636,892 common shares outstanding, and on a diluted basis 38,031,526 common shares outstanding. Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such term are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company's management evaluated the design and operational effectiveness of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109. Management has excluded from its assessment the internal control over financial reporting at Huckleberry Mines Ltd. ("Huckleberry"), in which the Company holds a 50% interest and is proportionally consolidated in the Company's consolidated financial statements, because Imperial's management does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Huckleberry constitutes 17% of net assets, 18% of total assets, 29% of revenues, income of $8.8 million from operations, and net income of $10.3 million of the consolidated financial statement amounts as of and for the six months ended June 30, 2010.

As of June 30, 2010 there were no changes in our internal control over financial reporting that occurred during the period covered by this Management's Discussion and Analysis that has materially affected or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Contingent Liabilities

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The principal action relates to American Bullion Minerals Ltd. ("ABML"). In 2006 two minority shareholders of ABML (the "Petitioners") commenced action against the Company and others seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the minority shareholder's shares be purchased by the respondents. The Petitioners also sought to have their Petition certified as a class action proceeding. That request was denied by the Court in the first instance and is now under appeal.

Risk Factors

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance other factors will or will not adversely affect the Company. The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2009.

Outlook

Operations, Earnings and Cash Flow

Imperial's equity share of production from the Mount Polley mine and the Huckleberry mine is expected to reach approximately 55 million pounds of copper, 50 thousand ounces of gold and 230 thousand ounces of silver during 2010. At current metals prices operations are expected to generate sufficient cash flow to fund the Company's 2010 exploration and development programs. Cash flow protection for 2010 is supported by derivative instruments that will achieve certain minimum average copper prices and exchange rates as disclosed under the heading Derivative Instruments. However, the quarterly revenues will fluctuate depending on the timing of concentrate sales which are dependant on the availability and scheduling of transportation, and on copper and gold prices, and the US Dollar/CDN Dollar exchange rate.

Exploration

The Company's plans for 2010 include exploration at its Mount Polley, Red Chris, Sterling and Catface properties.

At Mount Polley, two diamond drills were in full time operation during the quarter testing numerous target areas. Excavation work continued on a 500 metre underground ramp to provide access to more fully explore and to test mine higher grade mineralization in the Boundary zone.

Exploration continued at Red Chris with five diamond drills in operation testing the deposit beneath the (2004) open pit design to a depth of approximately one kilometre.

Since mid-February 2010 the 144 zone has been investigated with underground development and sampling. Approximately 600 feet of underground development has been completed to date, of which approximately 343 feet is in the 144 zone mineralization. Information from the rib and face sampling will be used to upgrade the resource estimate. The material excavated from the 144 zone will also provide additional samples for metallurgical testing.

The 2010 diamond drill program at the Catface copper/molybdenum property commenced in late May. The first drill hole, which tested the copper/molybdenum mineralization of the Cliff zone in a north-south direction, was completed during the second quarter. Drilling continues with a total of six or seven holes planned to test the Cliff and Irishman Creek zones.

The 2010 exploration program at Ruddock Creek commenced in early July following the signing of a Memorandum of Understanding with Itochu Corporation and Mitsui Mining and Smelting Co. Ltd., whereby Itochu/Mitsui may earn up to a 50% interest in the property by providing $20 million in exploration and development funding over three years. The surface exploration program includes construction of access roads to the Creek zone and surface diamond drilling to expand on the known zinc/lead mineralization in this area. The initial underground exploration program consists of de-watering the existing development and extending the decline an additional 400 metres to provide access for diamond drilling to extend the E zone to depth.

The Company also continues to evaluate exploration opportunities both on currently owned properties and on new prospects.

Development

The mine development schedule of Red Chris is being planned to match the schedule for the construction of the Northwest Transmission Line (an extension to the BC Hydro grid to serve the northwestern corner of British Columbia). The Company anticipates being the first customer to connect to the Northwest Transmission Line.

At Huckleberry plans for extending the mine life by expanding the Main Zone pit are being studied.

Financing

Debt repayment and working capital requirements for 2010 are expected to be met from cash on hand, cash flow from the Mount Polley and Huckleberry mines, and short term debt facilities. Selective debt financings may also be entered into during 2010. The Company currently does not forecast the requirement for any equity financings during 2010.

Acquisitions

Management continues to evaluate potential acquisitions.

CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in thousands of dollars)

	June 30 2010	December 31 2009
ASSETS		
Current Assets		
Cash and cash equivalents	$25,895	$23,854
Marketable securities	202	216
Accounts receivable	35,903	42,188
Taxes receivable	6,375	2,751
Inventory (Note 3)	20,489	28,953
Derivative instrument assets and margin deposits (Note 8)	4,721	5,846
Future income taxes	2,649	3,808
	96,234	107,616
Derivative Instrument Assets and Margin Deposits (Note 8)	9,836	4,524
Mineral Properties	257,258	247,253
Future Site Reclamation Deposits	6,599	6,456
Future Income Taxes	5,382	6,874
Other Assets	315	348
	$375,624	$373,071
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$20,495	$20,456
Taxes payable	5,810	6,325
Short term debt (Note 6)	-	5,679
Derivative instrument liabilities (Note 8)	5,671	14,026
Current portion of share based compensation liability (Note 5)	-	9,411
Current portion of long term debt	1,269	1,436
Current portion of debt component of convertible debentures	-	13,746
Current portion of future site reclamation costs	844	1,070
Future income taxes	4,307	7,413
	38,396	79,562
Derivative instrument liabilities (Note 8)	554	4,339
Long Term Debt	1,252	1,220
Future Site Reclamation Costs	14,076	13,438
Share Based Compensation Liability (Note 5)	-	732
Future Income Taxes	41,504	39,668
	95,782	138,959
SHAREHOLDERS' EQUITY		
Share Capital (Note 7)	106,846	76,225
Contributed Surplus	10,368	918
Equity Component of Convertible Debentures	-	4,808
Retained Earnings	162,628	152,161
	279,842	234,112
	$375,624	$373,071

See accompanying notes to these financial statements.

Contingent Liabilities (Note 14)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2010 and 2009

(Unaudited – Prepared by Management)

(expressed in thousands of dollars, except share amounts)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2010	2009	2010	2009
REVENUES				
Mineral sales	$53,109	$48,809	$122,093	$83,461
Interest income	93	55	144	186
Other	326	33	662	148
	53,528	48,897	122,899	83,795
EXPENSES				
Mineral production and transportation costs	43,372	36,371	91,243	63,355
Mineral property holding costs	531	245	859	521
Accretion of future site restoration costs	282	267	564	536
Depletion and depreciation	6,390	6,211	12,368	10,800
General and administration	1,422	542	2,464	1,208
Share based compensation (Note 5)	(3,093)	-	7,678	-
Interest on long term debt	23	232	194	474
Other interest	52	33	229	81
Interest accretion on long term debt	-	289	215	569
Foreign exchange loss (gain)	(823)	3,851	(226)	2,802
	48,156	48,041	115,588	80,346
INCOME FROM OPERATIONS	5,372	856	7,311	3,449
OTHER INCOME (EXPENSES)				
Realized gains (losses) on derivative instruments (Note 8)	(1,005)	4,654	(2,527)	18,794
Unrealized gains (losses) on derivative instruments (Note 8)	12,090	(13,887)	12,549	(40,226)
Other	(15)	71	59	164
INCOME (LOSS) BEFORE TAXES	16,442	(8,306)	17,392	(17,819)
Income and mining taxes (recovery) (Note 9)	3,486	(1,744)	6,925	(3,919)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$12,956	$(6,562)	$10,467	$(13,900)
Income (Loss) Per Share				
Basic	$0.36	$(0.20)	$0.29	$(0.43)
Diluted	$0.35	$(0.20)	$0.29	$(0.43)
Weighted Average Number of Common Shares Outstanding (Note 11)				
Basic	36,204,404	32,128,985	35,501,628	32,128,985
Diluted	36,930,143	32,128,985	36,171,623	32,128,985

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of dollars, except share amounts)

	Share Capital			Equity Component		
	Number of Shares	Amount	Contributed Surplus	of Convertible Debentures	Retained Earnings	Total
Balance December 31, 2009	34,246,518	$76,225	$918	$4,808	$152,161	$234,112
Issued on exercise of options	666,535	11,852	(7,226)	-	-	4,626
Transfer of contributed surplus on exercise of options	-	-	2,364	-	-	2,364
Transfer of liability on change in share option plans (Notes 5 and 7(b))	-	-	14,075	-	-	14,075
Issued on conversion of debentures	1,616,173	18,769	-	(4,808)	-	13,961
Share based compensation	-	-	237	-	-	237
Net income	-	-	-	-	10,467	10,467
Balance June 30, 2010	36,529,226	$106,846	$10,368	$ -	$162,628	$279,842
Balance December 31, 2008	32,128,985	$63,225	$918	$4,808	$165,197	$234,148
Net loss	-	-	-	-	(13,900)	(13,900)
Balance June 30, 2009	32,128,985	$63,225	$918	$4,808	$151,297	$220,048

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2010	2009	2010	2009
OPERATING ACTIVITIES				
Net income (loss)	$12,956	$(6,562)	$10,467	$(13,900)
Items not affecting cash flows				
Depletion and depreciation	6,390	6,211	12,368	10,800
Share based compensation, net of cash paid	(3,136)	-	6,533	-
Accretion of debt and future site restoration costs	182	556	779	1,105
Unrealized foreign exchange (gain) loss	(616)	3,261	(701)	1,913
Future income taxes	4,402	(2,019)	1,381	(19,805)
Unrealized (gains) losses on derivative instruments	(12,090)	13,887	(12,549)	40,226
Other	(117)	150	(248)	(168)
	7,971	15,484	18,030	20,171
Net change in non cash operating working capital balances (Note 10)	6,023	(24,346)	8,776	(47,777)
Cash provided by (used in) operating activities	13,994	(8,862)	26,806	(27,606)
FINANCING ACTIVITIES				
Proceeds of short term debt	11,254	21,681	27,013	42,612
Repayment of short term debt	(16,103)	(9,738)	(32,225)	(31,236)
Repayment of long term debt	(628)	(1,090)	(976)	(1,999)
Issue of share capital	3,479	-	4,625	-
Cash provided by (used in) financing activities	(1,998)	10,853	(1,563)	9,377
INVESTING ACTIVITIES				
Decrease in short term investments	-	2,635	-	19,320
Decrease (increase) in non current derivative instruments and margin deposits	(244)	98	(2,696)	3,055
Acquisition and development of mineral properties	(12,050)	(5,992)	(20,859)	(10,466)
Increase in future site reclamation deposits	(105)	(1)	(105)	9
Other	(2)	104	216	224
Cash (used in) provided by investing activities	(12,401)	(3,156)	(23,444)	12,142
EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	690	(3,138)	242	(1,223)
INCREASE IN CASH AND CASH EQUIVALENTS	285	(4,303)	2,041	(7,310)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	25,610	11,036	23,854	14,043
CASH AND CASH EQUIVALENTS, END OF PERIOD	$25,895	$6,733	$25,895	$6,733

See accompanying notes to these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	June 30 2010	December 31 2009
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:		
Cash in bank	$25,895	$23,854

	Three Months Ended June 30		Six Months Ended June 30	
	2010	2009	2010	2009
OPERATING ACTIVITIES				
Interest expense paid	$79	$454	$428	$537
Income and mining taxes paid	$2,722	$1,045	$9,939	$1,795

SUPPLEMENTAL INFORMATION ON NON CASH INVESTING AND FINANCING ACTIVITIES

During the three months ended June 31, 2010 and the six months ended June 30, 2010:

(a) The Company purchased mobile equipment at a cost of $860 which was financed by long term debt and is repayable at $25 per month over a three year term with interest at Bank Prime Rate plus 2%.
(b) All the outstanding convertible debentures with a face value of $13,980 were converted into 1,616,173 common shares.

See accompanying notes to these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and those entities which are controlled by the Company through voting equity interests, referred to as subsidiaries. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. All inter-company balances and transactions have been eliminated upon consolidation.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

The Company's external auditors have not reviewed these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES AND ADOPTION OF NEW ACCOUNTING STANDARDS

Except as noted below the accounting policies followed in preparation of these interim financial statements are the same as those used by the Company as disclosed in the annual audited financial statements for the year ended December 31, 2009. Certain information and note disclosures have been omitted. The financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2009.

In January 2009 the CICA issued Section 1582–Business Combinations, which replaces Section 1581–Business Combinations, and Section 1601–Consolidated Financial Statements and Section 1602–Non-Controlling Interests, which replace Section 1600–Consolidated Financial Statements. These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. In addition, acquisition costs are not part of the consideration and are to be expensed when incurred. These new sections are not expected to have a material impact on the Company's financial condition or operating results.

In July 2009 the CICA amended Handbook Section 3855-Financial Instruments-Recognition and Measurement ("Section 3855") to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments are effective for fiscal years beginning on or after November 1, 2009. These new standards are not expected to have a material impact on the Company's financial condition or operating results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

3. INVENTORY

	June 30 2010	December 31 2009
Concentrate	$9,728	$18,990
Supplies	10,761	9,963
	$20,489	$28,953

	Three Months Ended June 30	
	2010	2009
Inventory recognized as expense during the period exclusive of reversal of inventory writedowns	$42,787	$39,854
Reversal of inventory writedowns on concentrate included in expense during the period. The reversal of the writedown from December 31, 2008 is due to higher sale prices for copper and lower production costs per pound of copper since that date.	$ -	$3,023

	Six Months Ended June 30	
	2010	2009
Inventory recognized as expense during the period exclusive of reversal of inventory writedowns	$94,005	$56,215
Reversal of inventory writedowns on concentrate included in expense during the period. The reversal of the writedown from December 31, 2008 is due to higher sale prices for copper and lower production costs per pound of copper since that date.	$ -	$2,851

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

4. JOINT VENTURES

Included in the consolidated financial statements of the Company are the following amounts representing the Company's interests in joint ventures consisting primarily of a 50% interest in Huckleberry assets, liabilities and results of operations:

Balance Sheet	June 30 2010 [1]	December 31 2009 [1]
Current Assets		
Cash and cash equivalents	$25,214	$24,062
Derivative instrument assets	3,097	5,429
Other current assets	15,650	21,681
	43,961	51,172
Mineral property	8,731	8,199
Other non current assets	15,537	12,578
	68,229	71,949
Current Liabilities		
Accounts payable and other current liabilities	(8,804)	(14,647)
Future site reclamation costs and other non-current liabilities	(10,773)	(13,990)
	$48,652	$43,312

[1] Effective May 31, 2007 the Company holds a 35% interest in the Porcher Island Joint Venture whose only asset is the Porcher Island mineral property $536 (December 31, 2009 - $536). There have been no operations since the inception of the Porcher Island Joint Venture as the joint venture is currently in the exploration stage. The balances related to the Porcher Island Joint Venture are included in the disclosure above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended June 30 2010	Six Months Ended June 30 2010
Statement of Income and Comprehensive Income		
Revenues	$13,556	$35,420
Expenses	12,664	26,604
Income from operations	892	8,816
Income on derivative instruments	7,025	5,789
Income and mining taxes	(1,901)	(4,266)
Net Income and Comprehensive Income	$6,016	$10,339
Statement of Cash Flows		
Operating activities	$4,156	$10,180
Financing activities	(5,000)	(5,000)
Investment activities	(1,083)	(4,141)
Effect of foreign exchange on cash and cash equivalents	531	113
(Decrease) increase in cash and cash equivalents	$(1,396)	$1,152

	Three Months Ended June 30 2009	Six Months Ended June 30 2009
Statement of Loss and Comprehensive Loss		
Revenues	$15,513	$28,044
Expenses	14,204	23,444
Income from operations	1,309	4,600
Losses on derivative instruments	(7,540)	(17,446)
Recovery of income and mining taxes	1,548	3,093
Net Loss and Comprehensive Loss	$(4,683)	$(9,753)
Statement of Cash Flows		
Operating activities	$(3,387)	$(4,721)
Financing activities	-	-
Investment activities	(1,818)	303
Effect of foreign exchange on cash and cash equivalents	(895)	(703)
Decrease in cash and cash equivalents	$(6,100)	$(5,121)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

5. SHARE BASED COMPENSATION

Prior to May 19, 2010 the Company recognized a liability for the potential cash settlements under its Share Option Plans (Note 7(b)). The current portion represented the maximum amount of the liability payable within the next twelve month period if all vested options were surrendered for cash settlement.

As further described in Note 7(b) the Company amended its Share Option Plans to remove the cash settlement option effective May 19, 2010 resulting in the de-recognition of the liability as of that date.

	Six Months Ended June 30 2010	Year Ended December 31 2009
Balance, beginning of period	$10,143	$ -
Share based compensation	7,441	10,468
Current period payment for options exercised	(1,144)	(302)
Transferred to share capital on issuance of common shares	(2,365)	(23)
Transfer to contributed surplus on derecognition of liability on amendment of stock options plans	(14,075)	-
Balance, end of period	-	10,143
Less portion due within one year	-	(9,411)
	$ -	$732

6. SHORT TERM DEBT

	June 30 2010	December 31 2009
Concentrate advances of US$nil (2009-US$7,800) from a purchaser of concentrate from the Mount Polley mine repayable from the sale of concentrate with interest at three month Libor plus 2% and secured by a first charge on concentrate from the Mount Polley mine.	$ -	$5,679

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

7. SHARE CAPITAL

(a) Share Capital

Authorized

50,000,000 First Preferred shares without par value with special rights and restrictions to be determined by the directors (outstanding – nil)

50,000,000 Second Preferred shares without par value with rights and restrictions to be determined by the directors (outstanding – nil)

Unlimited number of Common Shares without par value

(b) Share Option Plans

Under the Share Option Plans, the Company may grant options to its directors, officers and employees not to exceed 10% of the issued common shares of the Company. At June 30, 2010 a total of 2,150,623 common shares remain available for grant under the plans. Under the plans, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three or five year period.

Until May 18, 2010 all option holders had the right, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise (Note 5).

On May 19, 2010 the Company amended its outstanding Share Option Plans removing the right of all option holders, in lieu of receiving common shares, to receive a cash payment from the Company equal to the difference between the exercise price of each stock option and the market price of the Company's common shares on the date of exercise. As a result of this change to the Share Option Plans, generally accepted accounting principles result in the reversal of the liability that was recorded for the intrinsic value of the stock options (Note 5).

Effective from the May 19, 2010 amendment to the Stock Option Plans the Company will revert to using the Black-Scholes option pricing model for any options granted subsequent to that date. No options were granted from May 19 to June 30, 2010.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the options at the date of grant.

The status of the Company's Share Option Plan as of June 30, 2010 and changes during the period is presented below:

	Six Months Ended June 30, 2010		Year Ended December 31, 2009	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,230,501	$8.56	1,976,667	$7.91
Granted	80,000	$20.05	342,251	$12.37
Exercised	(790,535)	$6.94	(64,000)	$7.93
Lapsed	(17,666)	$15.53	(24,417)	$10.26
Outstanding at end of period	1,502,300	$9.94	2,230,501	$8.56
Options exercisable at end of period	832,966	$9.27	1,397,501	$7.80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

The following table summarizes information about the share options outstanding at June 30, 2010:

	Options Outstanding		Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
$ 5.30	88,334	1.5 years	88,334
$ 6.60	285,833	0.4 years	285,833
$7.50	13,800	0.2 years	13,800
$ 8.82	674,000	8.5 years	254,000
$ 9.10	9,000	1.5 years	9,000
$10.90	35,000	2.5 years	35,000
$11.85	207,500	9.5 years	35,500
$13.26	30,000	3.5 years	16,666
$14.30	50,000	3.5 years	50,000
$20.05	80,000	10.5 years	16,000
$24.00	10,000	0.8 years	10,000
$34.20	18,833	2.0 years	18,833
	1,502,300	6.1 years	832,966

(c) Normal Course Issuer Bid ("NCIB")

Pursuant to the 2009/2010 NCIB accepted by the Toronto Stock Exchange ("TSX") on September 18, 2009, the Company may purchase up to 1,285,159 common shares, which represents approximately 4% of the total 32,128,985 common shares of the Company issued and outstanding as of September 9, 2009. Purchases will be made, at the discretion of the Company at prevailing market prices, commencing September 23, 2009 and ending September 22, 2010. Pursuant to TSX policies, daily purchases made by the Company will not exceed 5,088 common shares or 25% of the Company's average daily trading volume of 20,350 common shares on the TSX, subject to certain prescribed exceptions. The shares acquired under the 2009/2010 NCIB will either be cancelled or used to satisfy the Company's obligations under its Non-Management Directors' Plan. The funding for any purchase pursuant to the 2009/2010 NCIB will be financed out of the working capital of the Company.

Since September 18, 2009, the Company has repurchased 4,500 of its outstanding common shares at an average price per share of $17.05. Of this amount, 4,500 common shares have or will be allocated to satisfy the Company's obligation under the Non-Management Directors Plan. During the six months ended June 30, 2010 the Company repurchased 2,800 common shares at an average price of $19.74, 2,800 common shares have been or will be allocated to satisfy the Company's obligation under the Non-Management Directors' Plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

8. DERIVATIVE INSTRUMENTS AND MARGIN DEPOSITS

	June 30 2010	December 31 2009
Assets		
Current		
Copper contracts	$4,721	$3,603
Foreign currency contracts	-	2,243
	$4,721	$5,846
Non-current		
Security deposits with counterparties	$5,323	$2,627
Copper contracts	4,513	1,897
	$9,836	$4,524
Liabilities		
Current		
Copper contracts	$5,596	$10,248
Foreign currency contracts	75	3,778
	$5,671	$14,026
Non Current		
Copper contracts	$554	$4,339

Security deposits required to be paid by the Company to counterparties are calculated based on the fair value of the derivative instrument on each trading date, net of the credit facility provided by the counterparties.

At June 30, 2010 the Company had entered into various contracts to protect the cash flow from the Mount Polley and Huckleberry mines against a decline in the price of copper. These contracts do not qualify for hedge accounting and therefore the Company accounts for these contracts as investments. As a result, the Company records changes in the unrealized gains or losses on these contracts in the statement of income each period and records the fair value of these derivative instruments as a current asset or current liability at each balance sheet date. The fair value of these financial instruments has been recorded as either an asset or a liability as of June 30, 2010 depending on the attributes of the contracts.

(a) Balances at June 30, 2010

From time to time the Company purchases put options, sells call options, and enters into forward sales contracts to manage its exposure to changes in copper prices and the US Dollar/CDN Dollar exchange rate.

All of the Company's derivative instrument contracts are settled on a financial basis. No physical sale or transfer of copper or US Dollars will take place pursuant to the contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

Option contracts outstanding at June 30, 2010 for copper are as follows:

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold (Bought)
Contract Period			*lbs of copper*	*lbs of copper*
2010	$2.80	$3.69	13,145,000	9,838,000
2010	$3.00	-	-	(1,819,000)
2011	$2.72	$4.48	15,653,000	9,921,000
2011	$3.00	-	-	(2,425,000)
2012	$2.83	$4.84	4,189,000	2,425,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

Forward sales contracts for copper, all related to Huckleberry production, outstanding at June 30, 2010 are:

	Price US$/lb	Forward Sales
Contract Period		*lbs of copper*
2010	$2.61	5,043,000
2011	$2.27	3,748,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the forward copper price specified in the contract.

Forward sales contracts for US Dollars, all related to Huckleberry production, outstanding at June 30, 2010 are:

	US/CDN Dollar Exchange Rate	Forward Sales US Dollars
Contract Period		
2010	1.05	$7,500,000

(b) Transactions Subsequent to June 30, 2010

From July 1 to August 9, 2010 the Company purchased put options and sold call options to manage its exposure to changes in copper prices.

	Weighted Average			
	Minimum Price US$/lb	Maximum Price US$/lb	Put Options Purchased	Call Options Sold
Contract Period			*lbs of copper*	*lbs of copper*
2011	$2.76	$3.98	6,669,000	6,669,000
2012	$2.90	$3.83	1,433,000	1,433,000

The Company will receive/pay the counterparty the difference between the monthly average cash settlement price of copper on the London Metals Exchange and the copper price specified in the put/call option contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

9. INCOME AND MINING TAXES (RECOVERY)

	Six Months Ended June 30	
	2010	2009
Current income and mining taxes	$5,544	$17,433
Future income and mining taxes	1,381	(21,352)
	$6,925	$(3,919)

	Three Months Ended June 30	
	2010	2009
Current income and mining taxes	$(916)	$328
Future income and mining taxes	4,402	(2,072)
	$3,486	$(1,744)

The current income and mining tax expense for the six months ended June 30, 2010 of $5,544 (June 30, 2009-$17,433) is primarily due to a significant portion of the Company's taxable income from Mount Polley being generated in a partnership with a tax yearend that is not aligned with the tax yearend of the Company. As a result, the taxable income in the partnership is deferred into the subsequent calendar year and cash income taxes are recorded in the period the income becomes taxable for income tax purposes. Accordingly, current and deferred income and mining taxes have been accounted for based on this corporate structure. Included in current income and mining expense for the six months ended June 30, 2010 is $6,049 of current income taxes payable originating from Mount Polley taxable income in 2009 that was deferred to 2010.

10. NET CHANGE IN NON CASH OPERATING WORKING CAPITAL BALANCES

	Six Months Ended June 30	
	2010	2009
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$6,286	$(23,740)
Taxes receivable	(3,624)	4,772
Inventory	7,674	(9,042)
Derivative instrument assets and margin call deposits	(6,402)	3,616
Accounts payable and accrued liabilities	39	(525)
Concentrate sales repayable	-	(30,470)
Taxes payable	(515)	9,319
Derivative instrument liabilities	5,318	(1,707)
	$8,776	$(47,777)

	Three Months Ended June 30	
	2010	2009
The net change in non cash operating working capital balances consists of:		
Accounts receivable	$9,797	$(24,487)
Taxes receivable	(1,650)	-
Inventory	2,085	(672)
Derivative instrument assets and margin call deposits	(4,703)	(3,978)
Accounts payable and accrued liabilities	(937)	588
Taxes payable	(1,605)	(770)
Derivative instrument liabilities	3,036	4,973
	$6,023	$(24,346)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

11. INCOME (LOSS) PER SHARE

The following table sets out the computation of basic and diluted net income (loss), net of tax per common share:

	Three Months Ended June 30		Six Months Ended June 30	
	2010	2009	2010	2009
Numerator:				
Net income (loss)	$12,956	$(6,562)	$10,467	$(13,900)
Denominator:				
Basic weighted-average number of common shares outstanding	36,204,484	32,128,985	35,501,628	32,128,985
Effect of dilutive securities:				
Stock options	725,659	-	669,995	-
Convertible debentures	-	-	-	-
Warrants	-	-	-	-
Diluted potential common shares	725,659	-	669,995	-
Diluted weighted-average number of common shares outstanding	36,930,143	32,128,985	36,171,623	32,128,985
Basic net income (loss) per common share	$0.36	$(0.20)	$0.29	$(0.43)
Diluted net income (loss) per common share	$0.35	$(0.20)	$0.29	$(0.43)

Excluded from the calculation of diluted net loss per common share for the six months ended June 30, 2010 were 108,833 shares (June 30, 2009–1,966,667 shares) related to stock options, nil shares (June 30, 2009–1,616,185 shares) related to the convertible debentures and nil shares (June 30, 2009–600,000) related to the warrants because their effect was anti-dilutive.

12. RELATED PARTY TRANSACTIONS

Related party transactions and balances with a company controlled by a significant shareholder, a company in which a director is an owner, and directors are as follows:

	June 30 2010	December 31 2009
Convertible debentures (at face value)	$ -	$9,750
During the March 31, 2010 quarter all the convertible debentures with a face value of $9,750 were converted into 1,127,166 common shares of the Company		
Accounts payable and accrued liabilities	$ -	$3

	Six Months Ended June 30	
	2010	2009
Interest expense on long term debt	$ -	$290
Other interest expense	$ -	$15
Mineral production costs	$27	$22

	Three Months Ended June 30	
	2010	2009
Interest expense on long term debt	$ -	$146
Mineral production costs	$1	$6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

13. SEGMENTED INFORMATION

				Six Months Ended June 30, 2010
	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$87,409	$35,420	$240	$123,069
Less inter-segment revenues	(126)	-	(44)	(170)
Revenues from external sources	$87,285	$35,420	$196	$122,899
Income (loss) from operations	$9,758	$8,816	$(11,263)	$7,311
Depletion and depreciation	$11,098	$1,013	$257	$12,368
Capital Expenditures	$11,974	$1,445	$7,440	$20,859
Total Assets	$156,657	$67,693	$151,284	$375,624

				Six Months Ended June 30, 2009
	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$55,728	$28,044	$176	$83,948
Less inter-segment revenues	(103)	-	(50)	(153)
Revenues	$55,625	$28,044	$126	$83,795
Income (loss) from operations	$2,180	$4,600	$(3,331)	$3,449
Depletion and depreciation	$9,416	$1,256	$128	$10,800
Capital Expenditures	$4,651	$3,701	$2,114	$10,466
Total Assets	$158,353	$61,941	$115,292	$336,117

				Three Months Ended June 30, 2010
	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$39,938	$13,556	$56	$53,550
Less inter-segment revenues	-	-	(22)	(22)
Revenues from external sources	$39,938	$13,556	$34	$53,528
Income from operations	$3,313	$893	$1,166	$5,372
Depletion and depreciation	$5,708	$553	$129	$6,390
Capital Expenditures	$6,346	$839	$4,865	$12,050
Total Assets	$156,657	$67,693	$151,274	$375,624

				Three Months Ended June 30, 2009
	Mount Polley	Huckleberry	Corporate	Total
Segmented Revenues	$33,431	$15,513	$81	$49,025
Less inter-segment revenues	(103)	-	(25)	(128)
Revenues	$33,328	$15,513	$56	$48,897
Income (loss) from operations	$1,605	$1,309	$(2,058)	$856
Depletion and depreciation	$5,611	$548	$52	$6,211
Capital Expenditures	$2,609	$1,915	$1,468	$5,992
Total Assets	$158,353	$61,941	$115,823	$336,117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2010 and 2009
(Unaudited – Prepared by Management)
(expressed in thousands of dollars, except share amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2010	2009	2010	2009
Revenue by geographic area				
Japan	$31,095	$34,802	$76,771	$52,727
United States	(125)	2,033	23,188	18,576
Europe	22,143	11,990	22,143	12,193
Canada	415	72	797	299
	$53,528	$48,897	$122,899	$83,795

Revenues are attributed to geographic area based on country of customer.

In the six months ended June 30, 2010, the Company had four principal customers (June 30, 2009–four principal customers) with each customer accounting for 34%, 19%, 18% and 18% of revenues (June 30, 2009–27%, 14%, 21% and 22% of revenues).

In the three months ended June 30, 2010, the Company had three principal customers (June 30, 2009–three principal customers) with each customer accounting for 40%, 34% and 15% of revenues (June 30, 2009–25%, 40% and 20% of revenues).

14. CONTINGENT LIABILITIES

The Company is from time to time involved in various claims and legal proceedings arising in the conduct of its business. In the opinion of management, these matters will not have a material effect on the Company's consolidated financial position or results of operations.

In 2007 the Company acquired bcMetals Corporation ("bcMetals") which is a party to a number of legal actions and contingent liabilities pertaining to the Red Chris project. The principal action relates to American Bullion Minerals Ltd. ("ABML").

In 2006 two minority shareholders of ABML (the "Petitioners") commenced action against the Company and others seeking a declaration that the affairs of ABML had been conducted in a manner oppressive to its minority shareholders and asking that the minority shareholder's shares be purchased by the respondents. The Petitioners also sought to have their Petition certified as a class action proceeding. That request was denied by the Court in the first instance and is now under appeal.

15. SUBSEQUENT EVENT

Subsequent to June 30, 2010 the Company agreed to option a 50% working interest in its 100% owned Ruddock Creek zinc/lead project to Itochu Corporation and Mitsui Mining and Smelting Co. Ltd. ("Itochu and Mitsui"). Itochu and Mitsui may exercise the option by funding the next $20 million of exploration expenditures on the project over a maximum three year period. Execution of a definitive agreement is subject to final due diligence and management approval. In the meantime, the project is being readied for commencement of exploration.

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, BC V6C 3B6
604.669.8959 *reception*
604.488.2657 *investor relations*

info@imperialmetals.com
www.imperialmetals.com

TSX:III

DIRECTORS
Brian Kynoch
Pierre Lebel, Chairman 1/2/3
Larry Moeller 1/2/3
Ted Muraro 2
Ed Yurkowski 1/2/3
1 Audit Committee
2 Compensation Committee
3 Corporate Governance & Nominating Committee

MANAGEMENT
Brian Kynoch
President
Andre Deepwell
Chief Financial Officer & Corporate Secretary
Kelly Findlay
Vice President, Finance
Byng Giraud
Vice President, Corporate Affairs
Gordon Keevil
Vice President, Corporate Development
Patrick McAndless
Vice President, Exploration
Don Parsons
Vice President, Operations

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

BANKERS
Bank of Montreal
Calgary, AB

LEGAL COUNSEL
Fasken Martineau DuMoulin LLP
Vancouver, BC

TRANSFER AGENT
Computershare Investor Services Inc.
Shareholder Services
800.564.6253
service@computershare.com
www.computershare.com

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